Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

14 July 2008

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Update on Cobra -1A Well

Cue Energy Resources Limited reports that PPL190 participants have decided to sidetrack the Cobra -1A well. As at 0600 on 14th July 2008, operations have been completed on Cobra -1A well and activity has commenced to drill the Cobra -1AST1. The BOP test had been completed and preparations were underway to RIH and kick-off the sidetrack.

Since the last release the operator Oil Search has successfully recovered the wireline logging tool and completed logging operations to the well total depth of 3202m. The deeper lagifu Sandstone is interpreted to be water-bearing.

Interpretation of the log data has indicated that the shallower Hedinia Sandstone may contain a significant hydrocarbon column. Due to suspected formation damage, it was not possible to obtain reliable pressure measurements in the potential reservoir interval to confirm this interpretation. It was therefore decided to drill a short sidetrack to obtain a fresh hole through the Hedinia Sandstone and undertake further evaluation.

Cobra -1A is located in PPL 190 and lies 13 kilometres east of the SE Gobe oil field and 7 kilometres east of the Bilip oil discovery.

The participants in PPL 190 are:

Oil Search Limited (Operator)	62.556%
Murray Petroleum Company	26.497%
Cue PNG Oil Company	10.947%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

14th July 2008

END